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Exhibit 99.1
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Contact:
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Michael Friedman           Edward M. Fitzgerald        Gretchen L. P. Schweitzer
Purdue Pharma L.P.         AltaRex Corp.               Feinstein Kean Partners
203-854-7290               781-672-0138                617-577-8110
                           info@altarex.com            www.fkpi.com
                           www.altarex.com

FOR IMMEDIATE RELEASE

    ALTAREX GRANTS PURDUE PHARMA L.P. AN OPTION TO LICENSE TWO PRODUCTS IN A
           POTENTIAL DEAL WORTH US$100 MILLION OVER NEXT THREE YEARS

      -- ASSOCIATES OF PURDUE TO COMMIT C$5 MILLION TO ALTAREX FINANCING -

WALTHAM, MA, USA, AND NORWALK, CT, USA MAY 13, 1999 - ALTAREX CORP. (TSE:AXO) AND PURDUE PHARMA L.P. today announced agreements under which associates of Purdue will purchase, subject to regulatory approval, C$5 million of Common Stock as part of AltaRex's current equity offering. In addition to Purdue's equity investment, AltaRex has granted Purdue a 180-day option to an exclusive worldwide license to develop and commercialize OvaRex(TM) and BrevaRex(TM) MAbs. If the option is exercised, and Purdue successfully develops these products, Purdue and its associates could spend in excess of US$100 million over the next three years in research and development as well as milestone payments. AltaRex would receive future royalty payments based on any product sales.

Purdue's equity investment brings total gross proceeds of AltaRex's equity offering to approximately C$19.3 million and utilizes the over-allotment option provided to AltaRex's agents, First Marathon Securities Limited and HSBC James Capel Canada Inc.

OvaRex(TM) and BrevaRex(TM) MAbs are based on AltaRex's proprietary antibody-based immunotherapeutic approach known as Anti-idiotype Induction Therapy or AIT(R). The Company has obtained U.S. FDA Orphan Drug status and Fast Track designation for its lead product, OvaRex(TM) MAb, currently in two potentially pivotal phase IIb trials for late-stage ovarian cancer. BrevaRex(TM) MAb is currently in a phase I study for cancers that express the MUC1 tumor associated antigen including multiple myeloma, lung, prostate, pancreatic and breast cancers.

"These agreements serve as validation of the potential of our antibody technology to address major unmet clinical needs in the field of cancer therapy," remarked Richard Bagley, President and CEO of AltaRex. "With the recent purchase of the Cytogen facility in New Jersey, Purdue Pharma L.P. and its associated companies have the resources to continue the development and

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                                                         ...page 2, May 13, 1999

production of OvaRex(TM) and BrevaRex(TM) MAbs throughout clinical development to potential commercialization. In addition, Purdue and its associates have an impressive track record in oncology sales, particularly with their painkilling product OxyContin(R) tablets, which is co-promoted with Abbott, whose sales are expected to exceed U.S. $500 million in 1999."

"AltaRex's advanced antibody technologies are ideal for Purdue as it moves aggressively into the field of novel oncology therapeutics. Both OvaRexTM and BrevaRexTM MAbs will complement Purdue's existing proprietary antibody technologies and capabilities resulting from the acquisition of the Cytogen facility and our efforts to build world-class biologics and oncology businesses," commented Michael Friedman, Vice President of Purdue Pharma L.P.

AltaRex Corp. is an emerging biotechnology company focused on research, development and commercialization of unique antibody-based immunotherapeutics for the treatment of late-stage cancers. The Company's products are based on its unique proprietary platform technology, Anti-idiotype Induction Therapy ("AIT(R)"). The Company believes that its AIT(R) technology enhances the ability of the human immune system to produce its own anti-tumor response. AIT(R) products are developed to target specific antigens that are associated with various cancers. The Company's most advanced product, OvaRex(TM) MAb for ovarian cancer, is in two potentially pivotal phase IIb clinical trials, while BrevaRex(TM) MAb has recently entered a phase I study.

Additional information about AltaRex clinical trials can be found on its web site at www.altarex.com or on the CenterWatch web site at www.centerwatch.com. Additional information about ovarian cancer can be found at www.corrineboyerfund.org and at www.ovarian.org.

Purdue Pharma L.P. and its associated companies comprise a privately-held, worldwide pharmaceutical network with development, manufacturing, marketing and distribution capabilities. The companies currently maintain a leading presence in the field of pain management with their products OxyContin(R) (oxycodone hydrochloride controlled-release) tablets and MS Contin(R) (morphine sulfate controlled-release) tablets. The network also includes a biologic therapeutics business, Purdue BioPharma L.P., which is headquartered in Princeton, N.J. and is focused on the development of antibody-based therapeutics and vaccines.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "expects" and similar expressions are intended to identify forward-looking statements. Such factors include, but are not limited to changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of preclinical trial results, the establishment of new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. There can be no assurance as to the outcome of the Company's litigation with Biomira Inc. or that the Company will complete its announced financing.

               THE TORONTO STOCK EXCHANGE HAS NEITHER APPROVED NOR
                DISAPPROVED OF THE INFORMATION CONTAINED HEREIN.

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